Exhibit 3

FOR IMMEDIATE RELEASE	30 November 2011

WPP PLC (“WPP”)

Cohn & Wolfe agrees to acquire majority stake in impactasia, an independent PR agency in Greater China

WPP announces that its wholly-owned operating company, Cohn & Wolfe, the global communications and public relations group, has agreed to acquire, subject to regulatory approval, a majority stake in impactasia, an independent public relations agency with an established network of offices throughout Greater China.

The agency is known for its work in the travel and tourism, art and design, luxury goods, professional services and FMCG sectors. It employs some 50 people and clients include Rolls Royce, Hotels.com, Guinness, Pernod Ricard, MGM Hospitality, Robert Half International, Mandarin Oriental Hotel Group and Sofitel Luxury Hotels.

impactasia’s unaudited revenues for the year ended 31 December 2010 were approximately HKD 23.5 million, with gross assets at the same date of approximately HKD 12.8 million.

This investment continues WPP’s strategy of developing its services in fast-growing and important markets and sectors. Greater China—a region WPP has been committed to for over 20 years—remains one of the fastest growth markets for the company, currently WPP’s fourth largest market with revenues of well over $1 billion. The Group currently employs 13,000 people (including associates) across Greater China, underlining its strong leadership position across all communications services, as is also the case in the BRICs and Next 11 markets.

Contact:

Feona McEwan, WPP	+44 (0)207 408 2204